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                       FOIA CONFIDENTIAL TREATMENT REQUEST
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January 31, 2006

Ms. Jill S. Davis
Branch Chief
c/o Regina Balderas
Mail Stop 7010
United States
Securities and Exchange Commission
100 F Street, NE
Washington DC 20549



Dear Ms. Davis:

Pursuant to 17 C.F.R. ss. 200.83 and other applicable laws and regulations, Hines Horticulture, Inc. (the "Company") hereby respectfully requests that the part of the Company's letter of response, dated January 31, 2006, to the staff's comment letter dated December 21, 2005, that is bounded by bolded brackets and highlighted and that appears on the page marked with the caption "Confidential Treatment Requested By Hines Horticulture, Inc. [H-002]" (the "Confidential Portion") and this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person in response to a request under the Freedom of Information Act ("FOIA") or otherwise.(1)

The person making this request is identified and can be reached at the contact information set forth below:

Claudia Pieropan, Chief Financial Officer
Hines Horticulture, Inc.
12621 Jeffrey Road
Irvine, California  92620
(714) 559-4444

The Office of Freedom of Information and Privacy Act Operations will be promptly informed of any change in the contact information provided above.

________________

(1) We are mailing a copy of this letter to the Commission's Office of Freedom of Information and Privacy Act Operations in an envelope marked "F.O.I.A. Confidential Treatment Requested."


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The confidential information referred to in the first paragraph of this letter comprises information which has been maintained in confidence by the Company. Disclosure of such information, similar to the disclosure of pricing information, would be competitively damaging to the Company. Accordingly, the information subject to this request is exempt from mandatory disclosure under the Freedom of Information Act (5 U.S.C. ss. 552(b)(4)). For reasons of business confidentiality, the Company requests confidential treatment under FOIA for the information referred to in the first paragraph of this letter and requests that such information not be made part of any public record and not be disclosed to any person in response to a request under FOIA or otherwise.

In addition, the Company requests that the copy of the Company's response letter to the SEC dated January 31, 2006 that is marked "Confidential Treatment Requested By Hines Horticulture, Inc. and that contains the information referred to in the first paragraph of this letter, as well as any other materials associated with such information referred to in the first paragraph of this letter, be returned to the Company, attention Claudia Pieropan at the address listed above, upon completion of the staff's review to which such materials relate.

If any person (including any government employee who is not an employee of the Commission) requests the opportunity to inspect or copy the confidential information, the Company requests that the undersigned immediately be notified of such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any agency determination with respect to such request), and be given advance notice of any intended disclosure of the documents so that the Company may, if deemed necessary and appropriate, pursue any available remedies. If the Commission is not satisfied that the enclosed materials are exempt from disclosure pursuant to the Freedom of Information Act, the Company stands ready to supply further particulars and requests a hearing on the claim of exemption.

The request for confidential treatment set forth above also applies to any memoranda, notes, transcriptions or other writings of any sort whatsoever which are made by or at the request of any employee of the Commission (or any other government agency) and which (1) incorporate, include or relate to any of the confidential information described in the first paragraph of this letter (or any other government agency) or (2) refer to any conference, meeting, telephone conversation or interview between (a) the Company's current or former employees, representatives, agents, accountants, clients or counsel and (b) employees of the Commission (or any other government agency) concerning the same.


Thank you for your consideration of this matter.


Sincerely,

/s/ Claudia Pieropan

Claudia Pieropan
Chief Financial Officer
Hines Horticulture, Inc.

Enc.

Cc:      FOIA, SEC Operations Center (w/o enclosures)
         Stephen Cooke (w/o enclosures)